                                            Filed by CII Financial, Inc.
                                            Pursuant to Rule 425
                                            under the Securities Act of 1933
                                            For:  CII Financial, Inc.
                                            Commission File No.:  333-52726

                               CII FINANCIAL, INC.
                     California Indemnity Insurance Company
                      Commercial Casualty Insurance Company
                  subsidiaries of Sierra Health Services, Inc.
                   P.O.Box 15645, Las Vegas, Nevada 89114-5645

                                  PRESS RELEASE

FOR IMMEDIATE RELEASE

CONTACTS:   John Okita                     Andrew C. Karp
            Chief Financial Officer        Managing Director
            (702) 242-7531                 Banc of America Securities LLC
                                           High Yield Special Products
                                           (704) 388-4813 or (888) 292-0070

                 CII FINANCIAL ANNOUNCES SETTLEMENT OF OFFER FOR
                       CONVERTIBLE SUBORDINATED DEBENTURES

     Las Vegas, May 8, 2001 - CII Financial, Inc. today announced the settlement on May 7,  2001  of its  tender  and  exchange  offer  for its  $47  million  of outstanding 7 1/2%  convertible  subordinated  debentures due September 15, 2001
(CUSIP No. 12551LAB7).

     The Company  said that  $32,848,000  in aggregate  principal  amount of old debentures  had been  tendered for cash and  $9,205,000  in aggregate  principal amount of old  debentures  had been tendered for the Company's new 9 1/2% senior debentures due September 15, 2004 (CUSIP No. 12551LAC5).  The cash option of the
Company's exchange offer was oversubscribed. In accordance with the terms of the
Company's  exchange  offer,  each holder who tendered for cash received cash for
82.471% of the holder's  debentures  tendered for cash at a price of $739.12 per
$1,000 principal amount and received new 9 1/2% senior debentures for 17.529% of the holder's debentures tendered for cash. In effecting this proration,  in lieu of issuing new 9 1/2% senior  debentures in  denominations  smaller than $1,000, the Company purchased an additional  $31,000  aggregate  principal amount of old debentures tendered for cash.

     As a result,  the Company  purchased  $27,090,000  principal  amount of old debentures for cash and issued $14,963,000 principal amount of new 9 1/2% senior debentures.  The Company also paid  accrued but unpaid  interest on the tendered old debentures to May 7, 2001.

     Banc of America  Securities  LLC was the exclusive  dealer  manager for the offer.

     CII Financial is a holding company  primarily  engaged in writing  workers'
compensation insurance in nine western and mid-western states through its wholly owned subsidiaries,  California Indemnity Insurance Company, Commercial Casualty
Insurance Company,  Sierra Insurance Company of Texas and CII Insurance Company.
CII  Financial is a wholly owned  subsidiary  of Sierra  Health  Services,  Inc.
(NYSE:SIE), a diversified health care services company based in Las Vegas.

     Statements  in  this  news  release  that  are  not  historical  facts  are
forward-looking   and  based  on  management's   projections,   assumptions  and
estimates;  actual results may vary materially.  Forward-looking  statements are subject to certain  risks and  uncertainties,  some of which may be found in the
Prospectus and Exchange Offer and other  documents filed with the Securities and
Exchange Commission and which are incorporated herein by reference.

     Additional Information and Where to Find It:

     CII Financial,  Inc. has filed a Registration Statement with the Securities and Exchange  Commission on Form S-4 registering the new debentures to be issued in the exchange offer. The Registration Statement, which became effective on May
2, 2001, and the prospectus  contained  therein  contain  important  information about CII Financial,  the exchange offer and related  matters.  Security holders are  urged to read  the  Registration  Statement  and the  prospectus  contained therein,  CII Financial's  Schedule TO and any other relevant documents filed by
CII Financial with the SEC.

     Security holders are able to obtain copies of the Registration Statement on
Form S-4 and the prospectus,  CII Financial's Schedule TO and any other relevant
documents   for  free   through   the  Web  site   maintained   by  the  SEC  at
http://www.sec.gov. In addition, these documents are available free of charge by contacting  the  Information  Agent for the  offer,  D.F.  King & Co.,  at (800)
735-3591.  If you have any  questions  about the offer,  please  call the Dealer
Manager for the offer, Banc of America Securities LLC, at (888) 292-0070.

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